CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 AND 78.390 – After Issuance of Stock)

1.     Name of corporation: Findex.com, Inc.

2.     The articles have been amended as follows (provide article numbers, if available):

        ARTICLE V: The language of the first sentence of Article V shall be amended so as to read in its entirety as follows:

“The aggregate number of shares of all classes of capital stock which the Corporation has authority to issue is 125,000,000 of which 120,000,000 are to be shares of common stock, $.001 par value per share, and of which 5,000,000 are to be shares of serial preferred stock, $.001 par value per share.”

3.     The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: A Majority.*

4.     Effective date of filing (optional): Upon Filing.

5.     Officer Signature (required): /s/ Steven Malone
                                                           Steven Malone, President & Chief Executive Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE